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October 16, 2024		NR 08 – 2024

Avrupa Minerals Starts Drilling at Kangasjärvi, Central Finland

Avrupa Minerals Ltd. (AVU:TSXV) is pleased to announce that initial scout drilling at the Kangasjärvi volcanogenic massive sulfide target, located in the Pyhäsalmi Mining District of central Finland, started during the past week.  The Company plans to drill two holes, totaling up to 1,000 meters, on the first of two strong, previously un-tested, geophysical targets located in close proximity to historic mining at the location.

During the mid-1980’s, Finnish mining company Pyhäsalmi Mine Oy exploited, via open pit, a small high grade massive sulfide deposit with an in-house calculated resource of approximately 300,000 mt @ 5.4% zinc.  The property had remained dormant and un-explored since that time until Akkerman Finland Oy (AFOy—49% Avrupa Minerals, 51% Akkerman Exploration BV) acquired the exploration rights in 2022.  AFOy performed an airborne electromagnetic survey (SkyTEM) covering the general mine area and nearby mineral targets, and producing two standout EM conductors close-in to the old mine, but in areas where there has been no historic drilling.

Figure 1.  Two strong EM anomalies to be targeted on first-pass scout drilling at Kangasjärvi. Ideally, the Company hopes to drill two holes at the Kangas target and one hole at Kangas North. Difficult access to Kangas North may preclude drilling there, for now. Flight lines are approximately 100 meters apart, and distance between the two conductors is about 700 meters.  (Courtesy of AFOy)

Cross - section
L300701

SSW
NNE
leapfrog
Zn_ppm_
300
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0
-100
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Elevation (m)
planned
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hole 01
Kangasjärvi
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Kangas Main
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Kangas North
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Plunge -01
Azimuth 298
350 m

Figure 2.  Cross section, looking NNW, of the two EM anomalies with general drilling locations. The conceptual drill hole locations in the Kangas main EM target, are marked as white lines. Also shown are traces of previous holes drilled and the outline of the mined Kangasjärvi zinc deposit in red, between the two drill holes at Kangas Main. Advanced Maxwell geophysical modelling of the EM anomalies yielded a strong target plate which is depicted as a straight red line.  (Courtesy of AFOy)

The main anomaly is located adjacent to the old workings, but across a prominent fault from the open pit-mined area.  The Company plans to drill two “wildcat” exploration drill holes into this anomaly to test the recently-generated target.  The first hole will be drilled from stratigraphically below the historic mineralization and fault directly into the conductor, while the second hole will be drilled from above the massive sulfide body and fault into the conductor Drill testing of the less-accessible Kangas North target will be subject to the outcome of these first two holes.  Advanced geophysical modeling suggests the possible presence of mineralization in these two locations, along with several other locations on the property, to be tested at a later date.  Avrupa expects that the drilling will take 4-6 weeks to complete.

Paul W. Kuhn, President and CEO of Avrupa Minerals, commented, “We are excited to begin this first serious look at the potential for significant, polymetallic massive sulfide mineralization.  While these first-pass drill holes are highly speculative, we do have good reason to think that there is further mineralization on the Kangasjärvi exploration permit, especially in the vicinity of previously-exploited mineralization.  With our highly competent partner, AFOy, overseeing the drilling program, we are looking forward to the results of this initial drilling program at Kangasjärvi.”

Avrupa Minerals Ltd. is a growth-oriented junior exploration and development company directed to discovery of mineral deposits, using a hybrid prospect generator business model.  The Company holds one 49%-owned license in Portugal, the Alvalade VMS Project, presently optioned to Sandfire Portugal in an earn-in joint venture agreement.  The Company holds one 100%-owned exploration license covering the Slivova Gold Project in Kosovo, optioned to Western Tethyan Resources, and is actively advancing four prospects in central Finland through its partnership with Akkerman Finland Oy (AFOy).  Avrupa focuses its project generation work in politically stable and prospective regions of Europe, presently including Portugal, Finland, and Kosovo.  The Company continues to seek and develop other opportunities around Europe.

For additional information, contact Avrupa Minerals Ltd. at 1-604-687-3520 or visit our website at www.avrupaminerals.com.

On behalf of the Board,

“Paul W. Kuhn”

Paul W. Kuhn, President & Director

This news release was prepared by Company management, who take full responsibility for its content.  Paul W. Kuhn, President and CEO of Avrupa Minerals, a Licensed Professional Geologist and a Registered Member of the Society of Mining Engineers, is a Qualified Person as defined by National Instrument 43-101 of the Canadian Securities Administrators.  He has reviewed the technical disclosure in this release.  Mr. Kuhn, the QP, has not only reviewed, but prepared and supervised the preparation or approval of the scientific and technical content in the news release.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.